                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)




                            ELECTROPHARMACOLOGY, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                     286128
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                                 (CUSIP Number)


                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                         One S.E. 3rd Avenue, 28th Floor
                      Miami, Florida 33131; (305) 374-5600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 24, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]





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                                  SCHEDULE 13D



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    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NORTON HERRICK
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                       (b)[X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                               [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
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                                    7     SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES                  --------------------------------------------
         BENEFICIALLY               8     SHARED VOTING POWER
           OWNED BY
             EACH                         1,893,950 (see Item 4)
           REPORTING                --------------------------------------------
            PERSON                  9     SOLE DISPOSITIVE POWER
             WITH
                                          -0-
                                    --------------------------------------------
                                    10    SHARED DISPOSITIVE POWER

                                          1,893,950 (see Item 4)

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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,893,950
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [X]

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.1%
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    14     TYPE OF REPORTING PERSON

           IN
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                                  SCHEDULE 13D





        The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This statement is an amendment of the
Schedule 13D dated November 13,1995, as amended and restated by Amendment No. 1 to Schedule 13D dated October 15, 1996, as amended by Amendment No. 2 to
Schedule 13D dated June 5, 1997 and as amended by Amendment No. 3 to Schedule 13D dated September 9, 1997 (collectively, the "Original Schedule 13D"). For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2  IDENTITY AND BACKGROUND.

        Item 2 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

        Pursuant to Rule 13d-5 promulgated under the Exchange Act, Mr. Herrick may be deemed to be a member of a "group" with (a) David Saloff, Murray Feldman, George Levine, and Paragon Capital Corporation at Spear, Leeds & Kellogg, LLC (collectively, the "EPHI Group"), (b) Arup Sen, James Kaput and Richard Kneipper (collectively, the "HTD Group") and (c) Gemini BioTech L.P., a Texas limited partnership controlled by Krishna Jayaraman and Shashikala Jayaraman (collectively, the "Gemini Group"), because Mr. Herrick has mutually agreed with such parties to vote his shares of Common Stock in favor of certain matters described in Item 4 below. However, because such agreement to vote is limited to the matters described in Item 4 below, Mr. Herrick disclaims the existence of a "group"and disclaims beneficial ownership of the shares of Common Stock beneficially owned by the EPHI Group, the HTD Group and the Gemini Group. Mr. Herrick is filing this statement on his own behalf, and not on behalf of the EPHI Group, the HTD Group or the Gemini Group, pursuant to Rule 13d-1(k)(2) promulgated under the Exchange Act. Any information provided in this statement with respect to the EPHI Group, the HTD Group or the Gemini Group is based on the Issuer's public filings with the Securities and Exchange Commission and information provided by or on behalf of such parties, and Mr. Herrick disclaims all responsibility for the completeness or accuracy of such information.

ITEM 4  PURPOSE OF TRANSACTION.

        Item 4 of the Original Schedule 13D is hereby amended in its entirety as follows:

        On August 24, 1998, pursuant to a Master Agreement, dated June 18, 1998, as amended on August 3, 1998 (the "Master Agreement") among HealthTech Development, Inc. ("HTD"), Gemini BioTech L.P. ("Gemini"), the Issuer, EPi Sub, Inc. ("EPi Sub"), Mr. Herrick, the EPHI Group, the HTD Group and the Gemini Group, Mr. Herrick acquired 1,575,000 shares of Common Stock from the Issuer in exchange for surrendering 242,950 shares of Preferred Stock and Warrants to acquire 1,300,000 shares of Common Stock (the "Herrick Redemption").

        Mr. Herrick has acquired the Common Stock for investment purposes, and except as described below, Mr. Herrick has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

        The Herrick Redemption was consummated in connection with certain reorganization transactions on August 24, 1998 by the Issuer (the "Reorganization") including: (a) the sale of certain assets of the Issuer to ADM Tronics Unlimited, Inc. and AA Northvale Medical Associates, Inc.; (b) the merger of HTD with and into EPi Sub with the shareholders of HTD receiving shares of Common Stock in exchange for their shares of capital stock of HTD; (c) the

                                  SCHEDULE 13D


transfer of all of the assets of EPi Sub to Gemini Health Technologies L.P. (the "Partnership") in exchange for partnership units in the Partnership; and (d) the contribution by Krishna Jayaraman and Shashikala Jayaraman of all of their partnership interests in Gemini and one hundred percent (100%) of the stock of Gemini BioTech, Inc., a Texas corporation, in exchange for 6,000,000 partnership units in the Partnership, which partnership units may be converted into 6,000,000 shares of Common Stock beginning on June 18, 1999.

        Pursuant to the Master Agreement, Mr. Herrick, the EPHI Group, the HTD Group and the Gemini Group have agreed that following the consummation of the Reorganization in connection with the election of directors to the Board of Directors of the Issuer they shall each vote their shares of Common Stock in favor of a seven-person board of directors, consisting of two persons nominated by Mr. Herrick and the EPHI Group, two persons nominated by the HTD Group, two persons nominated by the Gemini Group and one person who is the Chief Executive Officer. In addition, in connection with the election of the EPHI Group's nominees, Mr. Herrick and Mr. Feldman have agreed with each other to support the nomination of, and vote their shares in favor of, a person selected by the other, pursuant to a letter agreement dated July 27, 1998 (the "Letter Agreement"). Pursuant to the Master Agreement, Mr. Herrick and the EPHI Group have selected David Saloff and Murray Feldman as their initial nominees, the HTD Group has selected Bernard Carrico and Richard Kneipper as their initial nominees, and the Gemini Group has selected Dr. Krishna Jayaraman and Dr. Gary Wilcox as their initial nominees. Arup Sen, the Company's Chief Executive Officer, is the final initial nominee selected by such parties.

        Pursuant to the Master Agreement, upon consummation of the Reorganization, the Issuer and Messrs. Herrick and Saloff, have agreed that the Stockholders Agreement dated as of November 13, 1995 among such parties and the Registration Rights Agreement dated as of November 13, 1995 among such parties shall be terminated and of no further force and effect.

        Pursuant to the Master Agreement, upon consummation of the Reorganization which occurred on August 24, 1998, all shares of Preferred Stock and all Warrants held by Mr. Herrick were redeemed and exchanged for an aggregate of 1,575,000 shares of Common Stock of the Issuer (the "Herrick Redemption Shares"). In addition, upon consummation of the Reorganization all warrants to purchase shares of Common Stock owned by Messrs. Feldman and Levine were redeemed and exchanged for 160,000 shares and 90,000 shares of Common Stock, respectively (collectively, the "Other Redemption Shares," and together with the Herrick Redemptions Shares, the "Redemption Shares").

        Pursuant to the Master Agreement, Mr. Herrick, the EPHI Group, the HTD Group and the Gemini Group have agreed not to sell or otherwise dispose of any of the Redemption Shares or any other shares of Common Stock received in the Reorganization for a period of 365 days after the effective date of the Reorganization, provided that they each will be permitted to sell an amount of shares which when aggregated with all shares sold for their individual accounts within the preceding three months does not exceed the greater of (a) one percent of the outstanding shares of Common Stock of the Issuer or (b) the average weekly reported trading volume of such securities during the preceding four calender weeks.

        The Master Agreement will terminate on the earliest to occur of (a) two years from the effective date of the Reorganization, or (b) the date on which the market capitalization of the Issuer equals or exceeds $40,000,000 for any period of 20 trading days within any six-month period.

        Pursuant to a Registration Rights Agreement, dated as of June 28, 1998 (the "Registration Rights Agreement"), among the Issuer, Mr. Herrick, the EPHI Group, the HTD Group and the Gemini Group, the Issuer has agreed to file




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                                  SCHEDULE 13D





with the Securities and Exchange Commission as soon as reasonably practicable a registration statement to register the shares of Common Stock held by Mr. Herrick, the EPHI Group, the HTD Group and the Gemini Group. The Issuer has agreed to use its reasonable efforts to have the registration statement declared effective and remain continuously effective for at least one year (unless the registration statement can be filed or amended on Form S-3, in which case it shall remain effective until all selling stockholders thereunder can resell their shares under Rule 144(k) under the Securities Act of 1933, as amended). In addition, if such registration statement is no longer in effect, the Issuer has granted such selling security holders piggyback registration rights on other registration statements to be filed by the Company. Mr. Herrick, the EPHI Group, the HTD Group and the Gemini Group have agreed to share the expenses of any such registration statements pro rata.

        Copies of the Master Agreement (including amendments thereto), the Registration Rights Agreement and the Letter Agreement are attached hereto as Exhibits 10, 11 and 12, respectively, and are incorporated herein by reference. The descriptions of the terms of the Master Agreement, the Registration Rights Agreement and the Letter Agreement set forth herein are qualified in their entirety by the terms of the Master Agreement, the Registration Rights Agreement and the Letter Agreement, respectively.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

        (a) and (b) As of August 24, 1998, Mr. Herrick may be deemed to beneficially own, on an individual basis before attribution of shares beneficially owned as part of a "group" as described below, 1,893,950 shares of Common Stock representing approximately 15.1% of the issued and outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 12,505,480 shares of Common Stock issued and outstanding following the consummation of the Reorganization, as reported by the Issuer). Except as described in Item 4 above, Mr. Herrick has the sole power to vote and the sole power to dispose of the 1,893,950 shares of Common Stock which he beneficially owns.

        To the extent that Mr. Herrick may be deemed to be a member of a "group" with the EPHI Group, the HTD Group and the Gemini Group pursuant to Rule 13d-5 under the Exchange Act, Mr. Herrick may be deemed to beneficially own the shares of Common Stock currently beneficially owned by (a) the EPHI Group consisting of: Mr. Saloff (259,199 shares of Common Stock and options exercisable within 60 days of the date hereof to purchase 134,286 shares of Common Stock), Mr. Feldman (895,410 shares of Common Stock and options exercisable within 60 days of the date hereof to purchase 22,500 shares of Common Stock) and Paragon Capital Corporation at Spear, Leeds & Kellogg, LLC (571,039 shares of Common Stock); (b) the HTD Group consisting of: Mr. Sen (2,278,394 shares of Common Stock and options exercisable within 60 days of the date hereof to purchase 361,966 shares of Common Stock), Mr. Kaput (1,339,694 shares of Common Stock) and Mr. Kneipper (1,339,694 shares of Common Stock); and (c) the Gemini Group, the members of which do not currently beneficially own any shares, but will have the right to convert certain partnership units in the Partnership into Common Stock beginning on June 18, 1998, for which Mr. Herrick shares voting power pursuant to the Master Agreement described in Item 4 above. As of August 24, 1998, the 7,202,182 shares of Common Stock beneficially owned by the EPHI Group and the HTD Group, together with the 1,893,950 shares of Common Stock beneficially owned by Mr. Herrick described above, represent approximately 69.8% of the issued and outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 12,505,480 shares of Common Stock issued and outstanding following the consummation of the Reorganization, as reported by the Issuer, plus the 134,286 shares of Common Stock issuable to Mr. Saloff upon exercise of certain options, plus the 22,500 shares of

                                  SCHEDULE 13D





Common Stock issuable to Mr. Feldman upon exercise of certain options and plus the 361,966 shares of Common Stock issuable to Mr. Sen upon exercise of certain options, in each case which may be deemed to be beneficially owned by such persons and which are deemed outstanding for purposes of this computation). Mr. Herrick shares voting and dispositive power of the shares of Common Stock beneficially owned by the EPHI Group and the HTD Group as described in Item 4 above, but has no other rights with respect to such shares and disclaims beneficial ownership of such shares and the existence of a "group."

        (c) Except as described in Item 4, Mr. Herrick has not affected any transactions in the securities of the Issuer during the past 60 days.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of the Original Schedule 13D is hereby amended by adding the following additional paragraph:

        Reference is made to the Master Agreement, the Registration Rights Agreement and the Letter Agreement described in Item 4 above.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 of the Original Schedule 13D is hereby amended by adding the following additional exhibit:

Exhibit 10: Form of Master Agreement, dated as of June 18, 1998, among HTD, Gemini, the Issuer, EPi Sub, Mr. Herrick, the EPHI Group, the HTD Group, and the Gemini Group, as amended on August 3, 1998.

Exhibit 11: Form of Registration Rights Agreement, dated as of June 28, 1998 among the Issuer, Mr. Herrick, the EPHI Group, the HTD Group and the Gemini Group.

Exhibit 12: Letter Agreement, dated as of August 3, 1998, by and between Messrs. Herrick and Feldman.

                                  SCHEDULE 13D





                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: September 10, 1998                                /s/ Norton Herrick
                                                         -----------------------
                                                          NORTON HERRICK